For the period ended (a) August 31, 1998
File number (c) 811-4024

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      Prudential California Municipal Fund  -
California Series accounts for and reports distributions to shareholders in accordance with the American Institute of Certified
Public Accountants Statement of Position 93-
2:  Determination, Disclosure, and  Financial
Statement  Presentation  of  Income,  Capital
Gain, and Return of Capital Distributions  by
Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $96,593, increase accumulated net realized loss by $96,898 and increase paid-in capital by $305, due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.